Exhibit 21.1

List of Subsidiaries

Subsidiary Name	Location
BluePhoenix Solutions Ltd.	Israel
Liraz Systems Ltd.	Israel
Liraz Systems Export (1990) Ltd.	Israel
BluePhoenix Solutions Nordic, AS	Denmark
BluePhoenix Solutions U.K Limited	United Kingdom
BluePhoenix Solutions USA Inc	Delaware, USA
BluePhoenix Solutions S.R.L.	Romania
BluePhoenix Legacy Modernization, Inc.	USA
Blue Phoenix I-ter S.R.L.	Italy
Bluephoenix Legacy Modernization s.r.l.	Italy
Zulu Software, Inc.	Delaware, USA
BluePhoenix Solutions B.V	The Netherlands
BluePhoenix Solutions GmbH	Germany
ASE Advanced Systems Europe B.V.	The Netherlands
BridgeQuest Solutions, Inc. (former name: Crystal America Inc.)	Delaware